Exhibit 99.1

Immuron filed

XBRL data with the SEC

Melbourne, Australia, October 29, 2019: Immuron Limited (ASX: IMC; NASDAQ: IMRN) (“Immuron” or the “Company”), an Australian biopharmaceutical company focused on developing and commercializing oral immunotherapeutics for the prevention and treatment of gut-mediated pathogens, advises that, the Company is required by the Securities and Exchange Commission (SEC) to provide the Company’s financial statements in an interactive data format using eXtensible Business Reporting Language (XBRL).

The purpose of this release is to advise that further to the Form 20-F filing as announced on 28 October 2019, the Company has also filed the XBRL interactive data with the SEC, which is available via the company website at https://www.immuron.com.au/corporate-directory-and-governance/.

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COMPANY CONTACT: Gary S. Jacob, Ph.D. Chief Executive Officer Ph: +61 (0)3 9824 5254 info@immuron.com	AUS INVESTOR RELATIONS: Peter Taylor NWR Communications Ph: +61 (0)4 1203 6231 peter@nwrcommunications.com.au	USA INVESTOR RELATIONS: Dave Gentry - CEO RedChip Companies, Inc. US Ph: +1 (407) 491 4498 dave@redchip.com